UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our anticipated fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives including plans to reduce diesel consumption;
●	reliance on third-party contractors, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;

●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in this Quarterly Report.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise.

MIGRATION

On October 13, 2021, in connection with our initial public offering, the Company ceased to be incorporated in the Republic of Mauritius and became incorporated and registered by way of continuation as an exempted company limited by shares under and subject to the Companies Act (2021 Revision) of the Cayman Islands. We refer to this, and the related steps, as our “Migration”. Unless the context otherwise requires otherwise, references in this Form 6-K to “IHS Towers,” “the Company,” “the Group,” “we,” “us,”, “our”, “our company, and “our business” refer to the company named IHS Holding Limited, incorporated in the Republic of Mauritius prior to the Migration and in the Cayman Islands following the Migration, in each case together with its consolidated subsidiaries as a consolidated entity.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“CBN” refers to the Central Bank of Nigeria.
●	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
●	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
●	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
●	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“GTS SP5 Acquisition” refers to the acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia and Zain Kuwait.
●	“Kuwait Acquisition” refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we completed multiple closings totaling 1,355 towers as of March 31, 2022. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this prospectus.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers, including maintenance, security and power supply.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, and MTN Rwandacell Limited, or MTN Rwanda.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Methodology.
●	“Naira” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.

●	“TIM Brasil” refers to TIM S.A.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

		Three months period
		ended
		March 31,	March 31,
	Note	2022	2021
		$’000	$’000
Revenue		446,132	361,650
Cost of sales	6	(247,867)	(189,193)
Administrative expenses	7	(90,562)	(68,041)
Reversal of loss allowance/(loss allowance) on trade receivables	8	2,468	(12)
Other income	9	1,170	3,788
Operating profit		111,341	108,192
Finance income	10	114,967	27,844
Finance costs	11	(192,212)	(150,374)
Profit/(loss) before income tax		34,096	(14,338)
Income tax expense	12	(17,180)	(14,715)
Profit/(loss) for the period		16,916	(29,053)
Profit/(loss) attributable to:
Owners of the Company		18,314	(28,704)
Non‑controlling interests		(1,398)	(349)
Profit/(loss) for the period		16,916	(29,053)
Income/(loss) per share—basic $	13	0.06	(0.10)
Income/(loss) per share—diluted $	13	0.05	(0.10)

Other comprehensive income:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		129,674	(25,429)
Other comprehensive income/(loss) for the period, net of taxes		129,674	(25,429)
Total comprehensive income/(loss) for the period		146,590	(54,482)

Total comprehensive income/(loss) attributable to:
Owners of the Company		148,219	(54,259)
Non‑controlling interests		(1,629)	(223)
Total comprehensive income/(loss) for the period		146,590	(54,482)

The notes on pages 12 to 39 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2022 AND DECEMBER 31, 2021

		March 31,	December 31,
	Note	2022	2021
		$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	14	1,816,547	1,708,834
Right of use assets	14	648,129	520,651
Goodwill	15	1,171,696	869,319
Other intangible assets	15	747,164	701,425
Fair value through other comprehensive income financial assets		11	11
Deferred income tax assets		8,438	11,064
Derivative financial instrument assets	16	56,100	165,100
Trade and other receivables	17	134,678	69,479
		4,582,763	4,045,883
Current assets
Inventories		39,626	42,022
Income tax receivable		260	128
Trade and other receivables	17	630,318	469,130
Cash and cash equivalents		508,609	916,488
		1,178,813	1,427,768

Total assets		5,761,576	5,473,651
LIABILITIES
Current liabilities
Trade and other payables	18	558,609	499,432
Provisions for other liabilities and charges	21	448	343
Derivative financial instrument liabilities	16	3,597	3,771
Income tax payable		69,427	68,834
Borrowings	19	257,461	207,619
Lease liabilities	20	54,806	50,560
		944,348	830,559
Non‑current liabilities
Trade and other payables	18	330	312
Borrowings	19	2,389,796	2,401,471
Lease liabilities	20	358,221	325,541
Provisions for other liabilities and charges	21	77,206	71,598
Deferred income tax liabilities		116,376	118,210
		2,941,929	2,917,132

Total liabilities		3,886,277	3,747,691
EQUITY
Stated capital	22	5,309,954	5,223,484
Accumulated losses		(2,840,331)	(2,860,205)
Other reserves	23	(735,648)	(780,272)
Equity attributable to owners of the Company		1,733,975	1,583,007
Non‑controlling interest	24	141,324	142,953
Total equity		1,875,299	1,725,960
Total liabilities and equity		5,761,576	5,473,651

The notes on pages 12 to 39 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

		Attributable to owners of the Company
						Non‑
		Stated	Accumulated	Other		controlling	Total
	Note	capital	losses	reserves	Total	interest	equity
		$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2021		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
Share‑based payment expense	25	—	—	1,191	1,191	—	1,191
Total transactions with owners of the company		—	—	1,191	1,191	—	1,191
Loss for the period		—	(28,704)	—	(28,704)	(349)	(29,053)
Other comprehensive income/(loss)		—	—	(25,555)	(25,555)	126	(25,429)
Total comprehensive loss		—	(28,704)	(25,555)	(54,259)	(223)	(54,482)
Balance at March 31, 2021		4,530,870	(2,864,094)	(509,869)	1,156,907	13,993	1,170,900

Balance at January 1, 2022		5,223,484	(2,860,205)	(780,272)	1,583,007	142,953	1,725,960
Share‑based payment expense	25	—	—	4,024	4,024	—	4,024
Options converted to shares		86,470	—	(86,470)	—	—	—
Other reclassifications related to share based payment			1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company		86,470	1,560	(85,281)	2,749	—	2,749
Profit/(loss) for the period		—	18,314	—	18,314	(1,398)	16,916
Other comprehensive income/(loss)		—	—	129,905	129,905	(231)	129,674
Total comprehensive income/(loss)		—	18,314	129,905	148,219	(1,629)	146,590
Balance at March 31, 2022		5,309,954	(2,840,331)	(735,648)	1,733,975	141,324	1,875,299

The notes on pages 12 to 39 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

		Three months ended
		March 31,	March 31,
	Note	2022	2021
		$’000	$’000
Cash flows from operating activities
Cash from operations	26	166,607	201,586
Income taxes paid		(16,099)	(4,337)
Payment for rent		(2,543)	(1,845)
Refund/(payment) for tower and tower equipment decommissioning		138	(9)
Net cash generated from operating activities		148,103	195,395

Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress		(41,550)	(27,270)
Purchase of property, plant and equipment—others		(24,326)	(3,502)
Payment in advance for property, plant and equipment		(50,839)	(63,199)
Purchase of software and licenses		(288)	(250)
Consideration paid on business combinations, net of cash acquired		(317,379)	(77,219)
Proceeds from disposal of property, plant and equipment		93	667
Insurance claims received		1,150	6,513
Interest income received		3,128	983
Refund of short term deposits		51,460	—
Deposit of short term deposits		(121,599)	—
Net cash used in investing activities		(500,150)	(163,277)

Cash flows from financing activities
Bank loans received		54,679	—
Bank loans repaid		(36,667)	(11,953)
Fees on loans and derivative instruments		(2,860)	(4,452)
Interest paid		(54,098)	(64,960)
Payment for the principal of lease liabilities		(15,350)	(13,576)
Interest paid for lease liabilities		(6,694)	(4,944)
Initial margin received on non‑deliverable forwards		5,844	30,607
Initial margin deposited on non‑deliverable forwards		—	(11,902)
(Losses)/gains received on non‑deliverable forwards		(2,741)	26,861
Net cash used in financing activities		(57,887)	(54,319)

Net decrease in cash and cash equivalents		(409,934)	(22,201)
Cash and cash equivalents at beginning of period		916,488	585,416
Effect of movements in exchange rates on cash		2,055	(17,819)
Cash and cash equivalents at end of period		508,609	545,396

The notes on pages 12 to 39 form part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (“IHS") and its subsidiaries (together hereafter referred to as the Group). As of March 31, 2022, IHS was a limited incorporated in the Cayman Islands under the Companies Act (as amended) as a limited liability company. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The financial period represents the three months ended March 31, 2022, with the prior period representing the three months ended March 31, 2021. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Significant accounting policies

2.1Basis of preparation

The financial statements for the three months ended March 31, 2022, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2022, and its results of operations for the three months ended March 31, 2022, and 2021, cash flows for the three months ended March 31, 2022, and 2021, and statement of changes in equity for the three months ended March 31, 2022 and 2021. The condensed statement of financial position as at December 31, 2021, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on May 16, 2022.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

2.4Changes in accounting policies and disclosures

The Group has applied the following amendment to a standard for the first time for its annual reporting period commencing January 1, 2022:

●	Reference to the Conceptual Framework (Amendment to IFRS 3)

The amendment to the standard listed above did not have any material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.5Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the Deputy CFO, the IHS Nigeria CEO, the Chief Strategy Officer, the Chief Human Resource Officer and the Senior Vice President of Communications.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

3.Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2021.

(a)Going Concern—Coronavirus

The COVID-19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current period however, and during the period after March 31, 2022 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.

However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular, in relation to office working and the ability to travel internationally without restriction. The below table outlines Management’s assessment of and response to the main risks arising from the current uncertain situation regarding COVID-19. These risks inherently impact the significant judgements and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.

•

The Group has long-term revenue contracts with its customers amounting to $10.7 billion in contracted revenue.

•

Our ability to collect revenue from our customers is impacted by our customers’ ability to generate and collect revenues from their operations. However, our customers have, in the main, seen an increased demand for their services.

•

The impact on collections has thus far been limited and the Group remains in constant conversation with customers regarding their liquidity and ability to meet their obligations.

•

The Group regularly reviews measures for cost savings whilst maintaining its ability to operate effectively and towards strategic goals.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Assessment	Risk discussion and response

•

The Group has continued to invest in capital expenditure which supports revenue growth, albeit at lower levels than initially planned for the period ended March 31, 2022, largely affected by a slowdown in supply chain. The Group will continue to invest in capital expenditure relating to revenue growth during 2022.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $508.6 million as at March 31, 2022.

•

Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•

In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•

All of the Group’s operations are cash generative.

Access to USD	• Moderate risk due to decreased availability.

•

While there has been a reduction in US dollar liquidity in the Nigerian market, we were still able to source US dollars locally to fund our semi-annual coupons during the period, and management remain confident that we will be able to do so for the foreseeable future.

Workforce and internal controls	• Minimal impact to date.

•

Employees have returned to office following guidance by local regulations. The periods of remote working have had limited impact on the operation of and management oversight over internal controls which continue to operate effectively.

•

Operational employees continue to operate in the field while observing strict safety guidelines.

•

Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Supply chain	• Minimal impact to date.

•

The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations. However, some risk remains with continued disruptions in global supply chain worsened by current geopolitical issues and specifically a delay on new orders of batteries. The effect of the delay in supply of batteries have been mitigated to date by orders placed in advance.

•

Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, in addition to the impact of COVID-19 on the Group’s operations, the Directors have considered:

●	the current economic conditions in the operating markets and how that impacts trading;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;
●	the status of the Group’s financial arrangements (see also note 19);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the COVID-19 outbreak will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.Capital risk management

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021.

There have been no changes in any risk management policies since December 31, 2021.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at March 31, 2022 and at December 31, 2021.

March 31, 2022	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	11	—	—	11
Embedded options within listed bonds (note 16)	—	56,100	—	56,100
Non‑deliverable forwards (NDF) (note 16)	—	(3,597)	—	(3,597)
	11	52,503	—	52,514

December 31, 2021	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	11	—	—	11
Embedded options within listed bonds (note 16)	—	165,100	—	165,100
Non‑deliverable forwards (NDF) (note 16)	—	(3,771)	—	(3,771)
	11	161,329	—	161,340

At March 31, 2022 the Group had both level 1, level 2 financial instruments.

Financial assets in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investments in marketable securities classified as fair value through other comprehensive income financial assets.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial assets in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise non-deliverable forwards (NDF) and options embedded in the 2026 Notes, 2027 Notes and 2028 Notes. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Financial instruments in level 3

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques are not based on observable market data and rely on entity or market specific estimates. If all significant inputs required to fair value an instrument are not observable, the instrument is included in level 3.

Fair value estimation

	At March 31, 2022		At December 31, 2021
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Bank and bond borrowings (note 19)	2,647,257	2,494,477	2,609,090	2,668,792
	2,647,257	2,494,477	2,609,090	2,668,792

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair values of current assets and current liabilities are not materially different from their carrying values.

5. Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (CODM), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as  the current largest market, Cameroon, Côte d’Ivoire, Rwanda and Zambia, as our Sub Saharan Africa business (“SSA”), Kuwait and Egypt as our Middle East and North Africa business (“MENA”) and Brazil, Colombia and Peru as our Latin America business (“Latam”).

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four operating segments:

●	Nigeria
●	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia
●	Latam, which comprises operations in Brazil, Colombia and Peru
●	MENA, which comprises operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

All operating segments are engaged in the business of some of or all of the following: leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations), providing fiber connectivity, providing managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four operating segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).

The CODM primarily uses a measure of Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in ‘Other’ in the reconciliation of financial statements presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets or liabilities, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the three months ended March 31, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	320,656	85,628	31,233	8,615	—	446,132
Segment Adjusted EBITDA	203,019	46,999	22,113	3,618	(30,877)	244,872
Depreciation and amortization (note 6 and 7)						(105,118)
Net loss on disposal of property, plant and equipment (note 7)						(167)
Insurance claims (note 9)						1,150
Impairment of withholding tax receivables						(14,787)
Business combination transaction costs						(8,360)
Other costs (a)						(512)
Impairment of property, plant and equipment and prepaid land rent						(2,183)
Share‑based payment expense (note 7)						(3,574)
Finance income (note 10)						114,967
Finance costs (note 11)						(192,212)
Other non-operating income and expenses						20
Profit before income tax						34,096

Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	303,887	—
- in the normal course of business	56,150	12,917	27,208	4,655

Segment assets (at March 31, 2022)	2,305,693	979,883	1,979,473	172,431
Segment liabilities (at March 31, 2022)	838,269	466,924	425,612	100,470
(a)	Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the three months ended March 31, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	261,253	83,170	10,503	6,724	—	361,650
Segment Adjusted EBITDA	179,923	48,619	7,470	3,057	(24,046)	215,023
Depreciation and amortization (note 6 and 7)						(89,185)
Net loss on disposal of property, plant and equipment (note 7)						(36)
Insurance claims (note 9)						3,788
Impairment of withholding tax receivables						(15,091)
Business combination transaction costs						(1,235)
Other costs (a)						(2,040)
Impairment of property, plant and equipment and prepaid land rent						(720)
Listing costs						(1,121)
Share‑based payment expense (note 7)						(1,191)
Finance income (note 10)						27,844
Finance costs (note 11)						(150,374)
Loss before income tax						(14,338)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	104,697	—
- in the normal course of business	52,693	6,434	17,454	2,700

Segment assets (at March 31, 2021)	2,098,112	967,365	678,596	144,586
Segment liabilities (at March 31, 2021)	755,239	494,493	277,851	95,850
(a)	Other costs for the three months ended March 31, 2021 related to non-recurring professional costs related to financing.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:

	Three months ended
	March 31,	March 31,
	2022	2021

Customer A	62%	68%
Customer B	16%	13%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Tower repairs and maintenance	21,797	20,202
Power generation	87,556	47,976
Short term site rental	3,009	1,957
Short term other rent	839	1,165
Vehicle maintenance and repairs	457	701
Site regulatory permits	11,032	8,076
Security services	9,392	9,276
Insurance	1,168	1,041
Staff costs	7,283	7,175
Travel costs	408	1,005
Professional fees	1,283	730
Depreciation (note 14)*	93,734	77,954
Amortization (note 15)	6,438	8,252
Impairment of property, plant and equipment and prepaid land rent	2,183	720
Other	1,288	2,963
	247,867	189,193

Foreign exchange gains and losses on cost of sales are included in Other.

*      Presented net of related indirect tax receivable in Brazil of $0.4 million in 2022. Refer to note 14.

7.Administrative expenses

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Facilities, short term rental and upkeep	8,028	5,639
Depreciation (note 14)	2,109	2,180
Amortization (note 15)	2,837	799
Travel costs	2,477	1,835
Staff costs	30,131	23,308
Key management compensation	4,355	1,938
Share‑based payment expense	3,574	1,191
Professional fees	8,320	10,338
Business combination transaction costs	8,360	1,235
Impairment of withholding tax receivables*	14,787	15,091
Net loss on disposal of property, plant and equipment	167	36
Operating taxes	203	99
Other	5,214	4,352
	90,562	68,041
*

Withholding tax is impaired based on the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

Foreign exchange gains and losses on administrative expenses are included in other.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.Reversal of loss allowance/(loss allowance) on trade receivables

The net credit for the three months ended 31 March, 2022 of $2.5 million (three months ended 31 March, 2021: expense of $0.01 million) arising in respect of loss allowances for trade receivables represents the net impact of the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful partially offset by new or increased provisions for balances now assessed as doubtful.

9.Other income

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Insurance claims	1,150	3,788
Other income	20	—
	1,170	3,788

10.Finance income

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Interest income—bank deposits	3,128	983
Net foreign exchange gain on derivative instruments—realized	—	26,861
Net foreign exchange gain arising from financing – unrealized	111,839	—
	114,967	27,844

11.Finance costs

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Interest expenses—third party loans	55,111	39,970
Unwinding of discount on decommissioning liability	1,233	885
Interest and finance charges paid/payable for lease liabilities	9,560	7,188
Net foreign exchange loss arising from financing—unrealized	—	38,456
Net foreign exchange loss arising from financing—realized	9,773	16,562
Net foreign exchange loss on derivative instruments—unrealized	1,260	21,488
Net foreign exchange loss on derivative instruments—realized	1,137	—
Fair value loss on embedded options	109,000	21,686
Fair value loss on embedded derivative in revenue contracts	—	1,707
Fees on loans and financial derivatives	5,138	2,432
	192,212	150,374

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.Taxation

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate for the period by jurisdiction.

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Current taxes on income	29,469	21,469
Deferred income taxes	(12,289)	(6,754)
Total taxes	17,180	14,715

13.Income/(loss) per share

The following table sets forth basic and diluted net income/(loss) per common share computational data (in thousands, except per share data):

	Three months ended
	March 31,	March 31,
	2022	2021

Profit/(loss) attributable to equity holders ($’000)	16,916	(29,053)
Less: allocation of loss to non‑controlling interest ($’000)	(1,398)	(349)
Profit/(loss) attributable to IHS common shareholders ($’000)	18,314	(28,704)
Basic weighted average shares outstanding (‘000)*	328,551	294,103
Potentially dilutive securities (‘000)*	7,012	23,299
Potentially dilutive weighted average common shares outstanding (‘000)	335,563	317,402
Income/(loss) per share:
Basic income/(loss) per share ($)	0.06	(0.10)
Diluted income/(loss) per share ($)	0.05	(0.10)

Potentially dilutive securities include share-based compensation options, but for the three months ended March 31, 2021 these securities were anti-dilutive and thus do not impact diluted loss per share.

*

On October 13, 2021 all of the outstanding Class A and Class B shares of the Company were exchanged on a 500 to 1 basis for ordinary shares and the outstanding options granted pursuant to the Company’s existing Long Term Incentive Plan were converted into ordinary shares. The income/(loss) per share is based on the new number of shares.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.Property, plant and equipment

							Total
							(excluding
	Towers		Land	Furniture		Capital	Right of
	and tower	Fiber	and	and office	Motor	work in	use	Right of
	equipment	assets	buildings	equipment	vehicles	progress	asset)	use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2021	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594
Additions during the year	20,995	—	825	5,056	6,012	224,479	257,367	113,722
Additions through business combinations	77,142	220,950	968	93	—	5,495	304,648	41,709
Reclassification	124,548	23,241	5,999	—	—	(153,788)	—	—
Transfer from advance payments	111,439	7,862	4,112	—	—	3,959	127,372	—
Disposals*	(21,359)	—	—	(82)	(1,825)	—	(23,266)	(18,872)
Effects of movement in exchange rates	(143,357)	(6,790)	(3,072)	(1,038)	(877)	(8,438)	(163,572)	(35,649)
At December 31, 2021	2,829,528	245,263	56,268	22,198	23,458	146,353	3,323,068	650,504

At January 1, 2022	2,829,528	245,263	56,268	22,198	23,458	146,353	3,323,068	650,504
Additions during the period	630	19,277	280	1,319	4,007	41,550	67,063	22,435
Additions through business combinations (note 27)	13,395	—	885	—	—	—	14,280	82,784
Reclassification	30,862	3,459	466	360	—	(35,147)	—	—
Transfer from advance payments	2,658	490	638	55	—	8,147	11,988	—
Disposals*	(1,739)	—	—	(9)	(46)	—	(1,794)	(2,783)
Effects of movement in exchange rates	85,665	42,245	2,189	514	297	6,515	137,425	44,344
At March 31, 2022	2,960,999	310,734	60,726	24,437	27,716	167,418	3,552,030	797,284

Accumulated depreciation and impairment
At January 1, 2021	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464
Charge for the year	272,068	5,366	296	3,806	2,902	—	284,438	60,685
Impairment	48,391	—	(318)	—	—	—	48,073	2,797
Disposals*	(14,660)	—	—	(73)	(1,816)	—	(16,549)	(8,634)
Effects of movement in exchange rates	(82,676)	(12)	(69)	(867)	(583)	—	(84,207)	(6,459)
At December 31, 2021	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853

At January 1, 2022	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853
Charge for the period**	66,080	12,122	73	990	1,111	—	80,376	15,819
Impairment/(reversal of impairment)	1,636	—	—	—	—	—	1,636	364
Disposals*	(1,745)	—	—	(9)	(46)	—	(1,800)	(1,881)
Effects of movement in exchange rates	38,939	1,518	57	336	187	—	41,037	5,000
At March 31, 2022	1,680,225	18,994	1,767	18,474	16,023	—	1,735,483	149,155

Net book value
At December 31, 2021	1,254,213	239,909	54,631	5,041	8,687	146,353	1,708,834	520,651
At March 31, 2022	1,280,774	291,740	58,959	5,963	11,693	167,418	1,816,547	648,129
*	The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.
**

The charge for the period does not agree to the charge in the condensed consolidated statement of income and other comprehensive income due to the indirect taxes benefit of $0.4 million in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the period ended March 31, 2022 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment. The impairment in the year ended December 31, 2021 is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers. It was determined that the recoverable amounts were lower than carrying amounts and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of (loss)/income and other comprehensive loss.

15.Goodwill and other intangible assets

		Customer‑	Network‑
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the year	—	—	—	3,145	1,909	5,054
Additions through business combinations	248,869	78,173	2,792	—	1,035	330,869
Disposals	—	—	—	(18)	(723)	(741)
Effects of movement in exchange rates	(35,806)	(42,751)	(3,538)	(1,217)	(514)	(83,826)
At December 31, 2021	869,570	767,856	72,806	17,706	23,798	1,751,736

At January 1, 2022	869,570	767,856	72,806	17,706	23,798	1,751,736
Additions during the period	—	—	—	—	288	288
Additions through business combinations (note 27)	206,823	—	—	—	—	206,823
Effects of movement in exchange rates	95,553	57,520	4,222	(600)	3,954	160,649
At March 31, 2022	1,171,946	825,376	77,028	17,106	28,040	2,119,496
Accumulated amortization
At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the year	—	29,037	4,237	978	3,914	38,166
Disposals	—	—	—	(15)	(726)	(741)
Effects of movement in exchange rates	—	(7,184)	(1,374)	(542)	(616)	(9,716)
At December 31, 2021	251	131,568	21,885	6,877	20,411	180,992

At January 1, 2022	251	131,568	21,885	6,877	20,411	180,992
Charge for the period	—	7,357	1,072	276	576	9,281
Effects of movement in exchange rates	—	5,655	790	(112)	4,030	10,363
At March 31, 2022	251	144,580	23,747	7,041	25,017	200,636
Net book value
At December 31, 2021	869,319	636,288	50,921	10,829	3,387	1,570,744
At March 31, 2022	1,171,695	680,796	53,281	10,065	3,023	1,918,860

Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amounts for the derivative instruments are as follows, at December 31, 2021 and at March 31, 2022:

	March 31,	December 31,
	2022	2021
	$’000	$’000

Derivative instruments
Non‑deliverable forwards	65,797	124,023
Embedded options within listed bonds	1,940,000	1,940,000
	2,005,797	2,064,023

The fair value balances are as follows:

	March 31,	December 31,
	2022	2021
	$’000	$’000

Derivative instruments
Non‑deliverable forwards	(3,597)	(3,771)
Embedded options within listed bonds	56,100	165,100
	52,503	161,329

The change in fair value of the derivative instruments has been recorded in the statement of income and other comprehensive income as follows:

	Three months ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Derivative instruments
Non‑deliverable forwards	1,260	21,488
Embedded options within listed bonds	109,000	21,686
Embedded options within revenue contracts	—	1,707
	110,260	44,881

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.Trade and other receivables

	March 31,	December 31,
	2022	2021
	$’000	$’000

Current
Trade receivables	294,524	253,852
Less: impairment provisions	(29,191)	(31,063)
Net trade receivables*	265,333	222,789
Other receivables**	302,983	199,136
Prepaid land rent	1,879	1,069
Other prepaid expenses	30,550	25,080
Advance payments	19,784	14,663
Withholding tax	1,011	992
VAT receivables	8,778	5,401
	630,318	469,130
Non‑current
Accrued income and lease incentive	45,391	21,408
Payment in advance for property, plant and equipment	89,287	48,071
	134,678	69,479
*	The fair value is equal to their carrying amount.
**

Included in other receivables are margins on non-deliverable forward contracts and short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

18.Trade and other payables

	March 31,	December 31,
	2022	2021
	$’000	$’000

Current
Trade payables	367,206	342,841
Deferred revenue	54,112	20,435
Withholding tax payable	8,362	4,517
Payroll and other related statutory liabilities	27,458	53,446
VAT payables	53,239	37,973
Other payables	48,232	40,220
	558,609	499,432
Non‑current
Other payables	330	312
	330	312

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.Borrowings

	March 31,	December 31,
	2022	2021
	$’000	$’000

Non‑current
Senior Notes	1,916,045	1,916,062
Bank borrowings	473,751	485,409
External debt	2,389,796	2,401,471
Current
Senior Notes	22,924	27,195
Bank borrowings	176,658	177,216
Letters of credit	57,879	3,208
External debt	257,461	207,619

Total borrowings	2,647,257	2,609,090

External debt

External debt as at March 31, 2022 is made up of the following:

					March 31,	December 31,
	Currency	Maturity date	Interest rate		2022	2021
					$’000	$’000

Senior notes
IHS Holding Limited	US Dollar	2026	5.63%		504,027	496,850
IHS Holding Limited	US Dollar	2028	6.25%		505,220	497,366
IHS Netherlands Holdco B.V.	US Dollar	2027	8%		929,722	949,041

Bank borrowings
INT Towers Limited	Nigeria Naira	2024	2.5	%+ 3M NIBOR	275,851	284,882
INT Towers Limited	US Dollar	2024	3.75	%+ 3M LIBOR	86,271	92,769
IHS Côte d’Ivoire S.A.	CFA Franc	2022	6%		26,509	31,627
IHS Côte d’Ivoire S.A.	Euro	2022	3.75	%+ 3M EURIBOR	20,285	24,156
IHS Zambia Limited	US Dollar	2027	5	% + 3M LIBOR	93,441	93,164
IHS Brasil - Cessao De Infraestruturas S.A.	Brazil Real	2029	3.65	%+CDI	82,078	69,768
IHS Kuwait Limited	Kuwaiti Dinar	2029	2	% + 3M KIBOR	65,974	66,257

Letters of credit
IHS Nigeria Limited	US Dollar	2023	6%		21,561	—
INT Towers Limited	US Dollar	2022	9.3%		9,062	—
INT Towers Limited	US Dollar	2023	6%		22,689	—
Global Independent Connect Limited	Yen	2022	10.3%		4,567	3,208
					2,647,257	2,609,090

ii.Bank borrowings

Except for facilities in IHS Nigeria Limited, INT Towers Limited, IHS Towers Nigeria Limited and IHS Brasil Cessão de Infraestruturas Limitada the Group has pledged all assets as collateral for the bank borrowings in each relevant jurisdiction. This excludes Cameroon and Rwanda as these markets currently have no external borrowing facilities in place.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at the quarter end.

iii.Letters of credit

IHS Nigeria Limited

On March 31, 2022, IHS Nigeria Limited enter into a Letter of Credit for ₦8.7 billion ($ 20.9 million) with a maturity date in March 2023 and ₦ 244 million ($ 0.6 million) with a maturity date in May 2023 in order to obtain future diesel purchases. These letters of credit have an interest rate of 6% charged annually that are paid on redemption of the facility.

INT Towers Limited

On March 24, 2022, INT Towers Limited enter into a Letter of Credit for ₦2.5 billion ($ 9.0 million) with a maturity date in September 2022 in order to obtain future diesel purchases. This letter of credit has an interest rate of 9.3% charged annually that are paid on redemption of the facility.

In addition, a further two letters of credit were obtained, the first on March 21, 2022, for ₦1.0 billion ($ 2.5 million) and the second on March 31, 2022, for ₦8.4 billion ($ 20.1 million). Both letters of credit will mature in March 2023 and bear interest at a rate of 6% paid at redemption of the facility.

Global Independent Connect Limited

On March 31, 2022, Global Independent Connect Limited utilised a further $1.3 million on their existing letter of credit. The terms of this facility have not changed since inception.

20.Lease liabilities

	March 31,	December 31,
	2022	2021
	$’000	$’000

Current	54,806	50,560
Non‑current	358,221	325,541
Total lease liabilities	413,027	376,101

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the three-month period ended March 31, 2022, payments to the value of $22.0 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At March 31, 2022, and December 31, 2021, the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

March 31, 2022
Lease liabilities	413,027	774,259	61,590	117,305	110,487	484,877

December 31, 2021
Lease liabilities	376,101	700,876	54,303	106,015	99,573	440,986

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at March 31, 2022 is 13.7 years.

21.Provisions for other liabilities and charges

Decommissioning and site restoration provision

	March 31,	December 31,
	2022	2021
	$’000	$’000

At January 1	71,941	53,266
Additions through business combinations (note 27)	—	8,347
Increase in provisions	1,186	7,212
Refunds/(payments) for tower and tower equipment decommissioning	138	(231)
Reversal of decommissioning through profit and loss	—	(2,671)
Unwinding of discount	1,233	4,644
Effects of movement in exchange rates	3,156	1,374
At end of period/year	77,654	71,941
Analysis of total decommissioning and site restoration provisions:
Non‑current	77,206	71,598
Current	448	343
	77,654	71,941

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share Premium	issue costs
	000’s	$’000	$’000	000’s	$’000

At December 31, 2021	327,820	98,911	98,346	5,154,597	5,125,138
Shares issued on exercise of options	3,868	1,160	1,160	85,310	85,310
At March 31, 2022	331,688	100,071	99,506	5,239,907	5,210,448

23.Other reserves

	Fair value
	through
	other		Share‑	Loss on	Foreign
	comprehensive		based	transaction	exchange
	income	Restructuring	payment	between	translation
	reserve	reserve	reserve	owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income	3	—	—	—	40,079	40,082
Options converted to shares	—	—	(342,768)	—	—	(342,768)
Recognition of share‑based payment expense	—	—	13,003	—	—	13,003
Other reclassifications related to share based payment	—	—	(5,084)	—	—	(5,084)
At December 31, 2021	(3)	4,019	176,698	(840,359)	(120,627)	(780,272)

At January 1, 2022	(3)	4,019	176,698	(840,359)	(120,627)	(780,272)
Other comprehensive income	—	—	—	—	129,905	129,905
Options converted to shares	—	—	(86,470)	—	—	(86,470)
Recognition of share‑based payment expense	—	—	4,024	—	—	4,024
Other reclassifications related to share based payment	—	—	(2,835)	—	—	(2,835)
At March 31, 2022	(3)	4,019	91,417	(840,359)	9,278	(735,648)

24.Non-controlling interest

	Three month	Three month
	period ended	period ended
	Mar 31, 2022	Mar 31, 2021
	$’000	$’000

Balance at January 1	142,953	14,216
Loss for the period	(1,398)	(349)
Other comprehensive loss/(income)	(231)	126
Balance at March 31	141,324	13,993

In November 2021, the Group completed a deal with TIM S.A. to acquire a controlling interest in FiberCo Soluções de Infraestrutura S.A. (“I-Systems”) incorporated and with its principal place of business in Brazil. The Group owns a 51% (same proportion voting rights) stake in I-Systems and TIM the remaining 49%.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Set out below is summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interest that is material to the Group. The amounts disclosed are before inter-company eliminations.

Summarized balance sheet	FiberCo Soluções de Infraestrutura S.A.
	March 31, 2022	December 31, 2021
	$’000	$’000
Current assets	119,425	101,033
Current liabilities	(29,294)	(19,357)
Current net assets	90,131	81,676

Non-current assets	282,997	237,030
Non-current liabilities	(533)	(480)
Non-current net assets	282,464	236,550

Net assets	372,595	318,226

Accumulated non-controlling interest at the end of the period	124,245	125,198

Summarized statement of comprehensive income for the reporting period	FiberCo Soluções de Infraestrutura S.A.
	Three months ended
	March 31, 2022	March 31, 2021
	$’000	$’000
Revenue	13,376	—
Loss for the period	(1,944)	—
Other comprehensive income	—	—
Total comprehensive loss	(1,944)	—

Loss allocated to non-controlling interest during the period	(952)	—

Summarized statement of cash flows for the reporting period	FiberCo Soluções de Infraestrutura S.A.
	Three months ended
	March 31, 2022	March 31, 2021
	$’000	$’000
Cash flows used in operating activities	(5,870)	—
Cash flows used in investing activities	(14,985)	—
Cash flows generated from financing activities	—	—
Net decrease in cash and cash equivalents	(20,855)	—

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25.Share-based payment obligation

The total charge to the profit and loss for the three months ended March 31, 2022 was $3.6 million (three months ended March 31, 2021: $1.2 million).

Between February 4, 2022 and February 7, 2022, a total of 1,147,500 options were issued as part of the new Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest on three equal portions on the 15 October 2022, 2023 and 2024.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to the October 15, 2024.

March 31, 2022 valuation assumptions

The Omnibus options issued were valued at $12.3 million at issue using a share price assumption of $11.47 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $8.6 million and $3.2 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $0.5 million. At March 31, 2022 a forfeiture rate of 8% was assumed resulting in an expected charge over the term of the options of $10.3 million. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and it is highly unlikely that dividends will be paid in the near future.

26.Cash from operations

	Three months ended
	March 31, 2022	March 31, 2021
	$’000	$’000

Reconciliation:
Profit/(loss) before taxation	34,096	(14,338)
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	95,837	80,134
Amortization of intangible assets (note 6 and 7)	9,281	9,051
Impairment of property, plant and equipment and prepaid land rent (note 6)	2,183	720
(Reversal of loss allowance)/ loss allowance on trade receivables (note 8)	(2,468)	12
Impairment of withholding tax receivables (note 7)	14,787	15,091
Amortization of prepaid site rent	1,868	1,862
Net loss on disposal of plant, property and equipment (note 7)	167	36
Insurance income (note 9)	(1,150)	(3,788)
Finance costs (note 11)	192,212	150,374
Finance income (note 10)	(114,967)	(27,844)
Impairment of inventory	138	—
Share‑based payment expense (note 7)	3,574	1,191
Operating profit before working capital changes	235,558	212,501
Changes in working capital
Decrease in inventory	3,413	4,296
Increase in trade and other receivables	(118,367)	(7,634)
Increase/(decrease) in trade and other payables	46,003	(7,577)
Net movement in working capital	(68,951)	(10,915)
Cash from operations	166,607	201,586

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27.Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. There was one acquisition during  the period, occurring in March 2022. Had this business been acquired on January 1, 2022, the amount of revenue and profit for the period ended March 31, 2022 for the Group would have been approximately $455 million and $21 million, respectively.

São Paulo Cinco Locação de Torres Ltda.

IHS Holding Limited acquired 100% of the share capital of São Paulo Cinco Locação de Torres Ltda. (“GTS SP5”) on March 17, 2022. The acquisition is consistent with the Group’s strategy to expand in the Latin American region.

The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally.

The provisional goodwill of $206.4 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future deployments. The goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of income/(loss) and other comprehensive income/(loss).

2022
$’000

Gross consideration	317,379
Less: cash in business at the date of acquisition	(1,896)
Net cash consideration	315,483

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	13,395
Land	885
Goodwill	438
Right of use asset	82,784
Trade and other receivables	23,575
Trade and other payables	(4,222)
Deferred tax	(7,757)
Total identifiable net assets acquired	109,098

Goodwill	206,385

Revenue — post‑acquisition	1,700
Profit — post‑acquisition	1,016

Skysites Holdings S.A.

IHS Holding Limited acquired 100% of the share capital of Skysites Holdings S.A. (“Skysites”), a telecommunications services provider, with related passive infrastructure and ground leases on January 6, 2021. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The goodwill of $26.9 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future deployments. The goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of income/(loss) and other comprehensive income/(loss).

2021
$’000

Gross consideration	40,611
Less: contingent consideration*	(4,169)
Less: cash in business at the date of acquisition	(2,775)
Net cash consideration	33,667

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	11,276
Land	15
Furniture and office equipment	11
Capital work in progress	535
Customer related intangible asset	4,703
Right of use asset	9,675
Trade and other receivables	713
Trade and other payables	(1,132)
Provisions for other liabilities and charges	(2,548)
Lease liabilities	(10,071)
Deferred tax	(2,205)
Total identifiable net assets acquired	10,972

Goodwill	26,864

Revenue — post‑acquisition	957
Loss — post‑acquisition	(254)

*Contingent consideration consists of $4.2 million of consideration due at a future date which is recognized at fair value on the date of acquisition. The contingent consideration relates to a pay-out if a certain number of sites were rolled out post-acquisition and the quality of the acquired sites. As at December 31, 2021 certain contingencies were not met and $1.3 million of the contingent consideration was released to the consolidated statement of loss and other comprehensive income in 2021. $2.9 million remains as contingent consideration.

Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A.

IHS Holding Limited acquired 100% of the share capital of Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A. (together “Centennial”), a telecommunications services provider, with related passive infrastructure and ground leases in two parts, on March 19, 2021 and on April 8, 2021, respectively. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The goodwill of $11.7 million and $36.5 million arising from Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A. acquisitions respectively, is attributable to the enhanced market presence in Brazil and Colombia and closer alignment to certain customers in those markets as it relates to their future deployments. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition dates, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of income/(loss) and other comprehensive income/(loss).

	Brazil	Colombia	Total
	2021	2021	2021
	$’000	$’000	$’000

Gross consideration	93,900	47,051	140,951
Less: cash in business at the date of acquisition	(260)	(659)	(919)
Net cash consideration	93,640	46,392	140,032

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	43,890	14,074	57,964
Land	407	546	953
Furniture and office equipment	65	17	82
Capital work in progress	628	500	1,128
Right of use asset	22,273	9,761	32,034
Customer related intangible asset	35,422	32,599	68,021
Network related intangible asset	594	321	915
Software	495	1	496
Trade and other receivables	2,363	3,023	5,386
Trade and other payables	(1,471)	(3,646)	(5,117)
Provisions for other liabilities and charges	(5,272)	(527)	(5,799)
Lease liabilities	(24,028)	(10,458)	(34,486)
Tax payable	(2,809)	(625)	(3,434)
Deferred tax	(15,374)	(10,907)	(26,281)
Total identifiable net assets acquired	57,183	34,679	91,862

Goodwill	36,457	11,713	48,170

Revenue — post‑acquisition	n.a.	—	—
Profit/(loss) — post‑acquisition	n.a.	—	—

FiberCo Soluções de Infraestrutura S.A.

IHS Netherlands BR B.V. (“IHS BR BV”), a subsidiary of IHS Holding Limited, completed a deal with TIM S.A to acquire a controlling interest in FiberCo Soluções de Infraestrutura S.A. (“I-Systems”) on November 16, 2021. This includes TIM secondary fiber network and assets as well as the provision of fiber optic infrastructure services as an Open Fiber Network Service Provider. FiberCo will operate under the name of I-Systems. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

IHS owns a 51% stake in I-Systems and TIM the remaining 49%. The initial asset base of I-Systems includes TIM’s secondary network infrastructure, covering 3.5 million Fiber-to-the-Home and 3.4 million Fiber-to-the-Cabinet households, resulting in a total of 6.4 million households covered (allowing for 570 thousand homes of overlapping coverage). I-Systems is responsible for the deployment of new secondary fiber infrastructure for TIM, and the operation and maintenance of all such fiber infrastructure. TIM continues as the anchor tenant across the network under a long-term master services agreement. Certain services will be provided to I-Systems by TIM under a Transition Services Arrangement.

The accounting for the business combination is incomplete for valuation of all assets, liabilities and contingent consideration. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally with no value attributed to separately identifiable acquired intangible assets and network assets recognized at the original depreciated cost to I-Systems as management’s current best estimate of fair value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The provisional goodwill of $173.8 million arising from the I-Systems acquisition is largely attributable to customer relationships and the entry into a new service offering for IHS. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of income/(loss) and other comprehensive income/(loss).

2021
$’000

Gross consideration*	266,739
Less: deferred consideration	(64,474)
Net cash consideration	202,265

Capital injection**	42,996

Identifiable assets acquired and liabilities assumed:
Network assets	220,950
Cash	44,872
Capital work in progress	3,832
Software	539
Trade and other receivables	8,498
Trade and other payables	(5,764)
Loans payable	(6,457)
Total identifiable net assets acquired	266,470

Non-controlling interest	130,570

Goodwill	173,835

Revenue — post‑acquisition	n.a.
Profit/(loss) — post‑acquisition	n.a.

* Excluding contingent consideration subject to completion of business combination accounting.

** The capital injection relates to a payment made to I-Systems for the issuance of new share capital as part of the acquisition agreement to achieve the agreed shareholding structure post acquisition.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April and October 2021 IHS GCC KW completed the third and fourth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67 and 126 towers respectively.

The remaining 265 towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations / With Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The initial transaction completed during 2020 met the definition of a business as defined, and was accounted for as a business combination. The towers acquired in the two stages during 2021 are accounted for as asset acquisitions.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 193 towers acquired in 2021, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of income/(loss) and other comprehensive income/(loss).

2021
$’000

Gross consideration	12,248
Less: consideration received in exchange for a retained 30% interest (by Zain) in IHS GCC KW	(1,837)
Net cash consideration for 70% controlling interest	10,411

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	7,902
Customer-related assets	5,449
Network-related assets	1,877
Trade and other receivables	872
Trade and other payables	(3,852)
Total identifiable net assets acquired (at 100%)	12,248
Goodwill	—

Determination of non-controlling interest
Total identifiable net assets acquired (at 100%)	12,248
Shareholder funding provided by the Group and external debt*	(6,124)
6,124

Non-controlling interest portion of above at 30%	1,837

Revenue — post‑acquisition	n.a.
Profit/(loss) — post‑acquisition	n.a.

*This was shareholder funding provided by the Group and recorded as short term liabilities in IHS GCC KW. These funds were loaned to IHS Kuwait to fund the acquisition of the towers from Zain. This short term liability was subsequently replaced by external debt.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.Capital commitments and contingent liabilities

28.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $291.1 million at March 31, 2022 (December 31, 2021: $206.7 million).

28.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s contingent liabilities in respect of litigations and claims amounted to $1.7 million at the end of the reporting period (December 31, 2021: $2.0 million).

Based on legal advice received, claims against the Group are not considered probable, thus no provisions have been made in these financial statements.

29.Events after the reporting period

(a)     IHS Nigeria Limited short-term Rolling Credit Facility

On April 21, 2022, IHS Nigeria Limited entered into a rolling credit facility for ₦16.1 billion ($ 38.6 million). This facility will mature in March 2023 and incurs interest at a fixed rate of 12.5% with a commission fee of 3.75% which are capped at 1% of the ₦16.1 billion facility. This facility can be drawn and repaid at any time until maturity date. This facility was fully drawn down upon opening. As a result of this credit facility, the IHS Holding Limited bridge facility will be reduced by $38.6 million.

(b)	IHS Brasil - Cessão De Infraestruturas S.A. bank borrowing

On April 20, 2022, IHS Brasil - Cessão De Infraestruturas S.A. entered into a borrowing agreement for BRL495 million ($105.7 million), this borrowing will mature in April 2028 and incurs interest at 3.05% plus CDI. The borrowing was fully drawn down upon opening.

(c)	Shareholder lock-up

On May 16, 2022 the IHS Holding Board of Directors sub-committee have in accordance with the terms of the Shareholders Agreement (“SHA”), elected to exercise its right to waive the requirement for the first block of shares, including the MTN priority right shares, to be sold via a registered offering only. This includes up to approximately 78.2 million shares subject to the SHA, comprising 61.6 million Block A shares plus 16.6 million MTN priority right shares, and is effective from May 17, 2022. In theory, the waiver may increase available liquidity in our traded stock, if such shareholders chose to trade in their shares, although some may also be subject to restrictions given their affiliate status, whom we believe currently hold approximately 61 million shares of the 78.2 million shares.

(d)	IHS Nigeria currency swap transaction

On May 12, 2022, IHS Nigeria entered into a currency swap transaction with a bank with an effective date of May 16, 2022 and maturity date of December 2, 2022. IHS Nigeria exchanged a principal amount of $60.4 million for Nigerian Naira at a fixed rate. On maturity IHS Nigeria will settle the transaction with the bank by exchanging Nigerian Naira at a fixed rate for $60.4 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(e)	IHS Nigeria Foreign Exchange Forward Contract

In March 2022, IHS Nigeria Limited entered into a foreign exchange arrangement with a bank to obtain $150.0 million at a specified forward rate. As part of the arrangement IHS Nigeria had to deposit a 20% cash buffer in advance.

In addition to amounts paid in March 2022, in April 2022, IHS Nigeria paid $153.0 million (Naira equivalent) relating to the transaction.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report (“Form 20-F”), dated March 15, 2022, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 600 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of March 31, 2022, we operated 33,725 Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator of scale in five of these markets. Our markets in Latin America are the only ones in which we do not have a leadership position today.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we have begun complementing this business with additional telecommunications infrastructure offerings for our customers such as fiber connectivity. In 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition and also acquired certain fiber assets from TIM Brasil pursuant to the TIM Fiber Acquisition where TIM Brasil will be the anchor tenant on the fiber network. In October 2021, we signed an agreement pursuant to the Egypt Transaction and obtained a license to construct, operate and lease telecom towers in Egypt. In November 2021, we signed definitive transaction documentation to acquire approximately 5,700 pursuant to the MTN SA Acquisition. In March 2022, we acquired 2,115 towers pursuant to the GTS SP5 Acquisition. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of March 31, 2022, our owned and operated tower portfolio supported 49,643 Tenants, with a Colocation Rate of 1.49x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 21 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait.

Initial Public Offering

On October 14, 2021, we completed our initial public offering (“IPO”) by issuing 18,000,000 ordinary shares at a price to the public of $21 per share, resulting in net proceeds to us of $357.7 million, after deducting the underwriting discount and commission of $21.7 million and net reimbursements of offering expenses of $1.4 million.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia; and Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

We use revenue and Segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. We acquired an aggregate of 193 Towers and 207 Tenants from Zain Kuwait in April 2021 and October 2021. In April 2021, we acquired a Tower portfolio in Rwanda which added 162 Towers and 283 Tenants. In November 2021, we completed a deal with TIM S.A to acquire a controlling interest in FiberCo Soluções de Infraestrutura S.A. (“I-Systems”), leading to providing certain fiber services with its principal place of business in Brazil. In March 2022, we acquired an aggregate of 2,115 towers in Brazil, pursuant to the GTS SP5 Acquisition, which added 2,998 Tenants. We therefore have inorganic revenue for the three months ended March 31, 2022.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset quarterly, semi-annually or annually.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes.

This has resulted in a situation where there are differing exchange rates in the market and we are required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may also differ from the conversion rates contained within our contracts.

While we have reached agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in telecommunications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6,000 to $10,000 in one-off augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs sometimes contain a portion of lease fees which are linked to power indexation metrics including diesel and electricity prices.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditures and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $75,000 and $100,000, while in Latin America the cost is typically in the range of between $40,000 and $60,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a Tenant may churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty.

We experienced net Churn in the three months ended March 31, 2022 of 136 Tenants. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $20,000 to $30,000. Since the beginning of 2018, we have decommissioned 157 Towers, and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios result in the immediate increase in the size of our overall portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditures and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. During the three months period ended March 31, 2021, we experienced depreciation of the Nigerian Naira, BRL, ZMW and RWF currencies compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $55.0 million reflected in financing costs. During the three month period ended March 31, 2022 we experienced depreciation of the XAF, XOF, RWF and Zambian Kwacha currencies and experienced and appreciation of the Nigerian Naira and BRL, being the primary reasons for net foreign exchange gains of $102.1 million in the period.

The reduction of foreign currency reserves in Nigeria, among other factors, led to a depreciation of the Naira NAFEX rate against the U.S. dollar from ₦394.1 to $1.00 as of January 1, 2021 to ₦435.0 to $1.00 as of December 31, 2021. The BRL also depreciated against the U.S. dollar, from BRL5.8 to $1.00 as of January 31, 2021 to BRL5.6 to $1.00 as of December 31, 2021. For the period January 1, 2022 to March 31, 2022, the Naira NAFEX rate appreciated against the U.S. dollar from ₦435.0 to $1.00 to ₦416.5 and the BRL also appreciated against the U.S. dollar from BRL5.6 as of January 1, 2022 to BRL4.8 as of March 31, 2022. The rate of Naira NAFEX of ₦435.0 to $1.00 only occurred during the first few days of 1Q of 2022, the average for the period January 1, 2022 to March 31, 2022 of the Naira NAFEX was ₦417.2 to $1.00.

Multiple foreign exchange markets with different exchange rates

In Nigeria, there are multiple exchange rates available and/or referenced by the applicable banking authorities. Where such differences exist, we may be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.

For example, during 2017, CBN introduced a new foreign exchange window, which includes the NAFEX rate. This resulted in the use of several different official exchange rates in the market, leading us to assess that the NAFEX rate was the most appropriate exchange rate to apply in translating foreign currency transactions in our Nigerian businesses and in translating Naira amounts for group reporting purposes from December 31, 2017 onwards. As of May 31, 2021, the CBN ceased publishing what was the CBN rate, although with limited impact on us given that the NAFEX rate was the most widely used rate at this time. The CBN now publishes the NAFEX rate on its website.

As a result of switching to the NAFEX rate for translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, prior to the agreements that we reached with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, the rate used for translating our results for group reporting purposes had historically been higher than the conversion rates contained within our contracts in Nigeria. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

In 2020, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of ₦352.6 to $1.00, while the NAFEX rate used for our accounts was an average of ₦382.0 to $1.00. As a result, our revenue for the year ended December 31, 2020 of $1,403 million, was negatively impacted by the reduction in our lease fees received from MTN of approximately $19 million, as a result of using the CBN exchange rate as the reference exchange rate rather than the NAFEX exchange rate.

For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $7,000 per year in our African and Middle East markets.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditures typically involve the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditures are one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability in that country. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices will lower our costs, with the degree of reduction dependent on both foreign exchange effects (given that we can pay for diesel in local currencies) and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Due to the current volatility in oil prices as a result of the current situation between Russia and Ukraine, the Brent Crude price has increased significantly over the last twelve months from an average of $61/bbl in the three month period ending March 31, 2021 to an average of $101/bbl in the three month period ending March 31, 2022.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 5% and 40% or variable increases for each subsequent three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the three months ended March 31, 2022, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 53% and 13%, respectively, of our consolidated revenue for the three months ended March 31, 2022.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the recent recession in Nigeria brought on by low oil prices, the fall of copper prices that adversely affected Zambia’s economy, and the tensions between the “Anglophone” and “Francophone” regions of Cameroon.

Due to the current volatility in oil prices as a result of the current situation between Russia and Ukraine, the Brent Crude price has increased significantly over the last twelve months from an average of $61/bbl in the three month period ending March 31, 2021 to an average of $101/bbl in the three month period ending March 31, 2022.

Impact of the COVID-19 Pandemic

The COVID 19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current period however, and during the period after March 31, 2022 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.

However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular, in relation to office working and the ability to travel internationally without restriction.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Recurring Levered Free Cash Flows (“RLFCF”), Consolidated RLFCF and Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, RLFCF and Return Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA and Return Adjusted EBITDA is our profit/ (loss) for the period. The most directly comparable IFRS measure to RLFCF is cash flows from operations. Adjusted EBITDA Margin, RLFCF, Consolidated RLFCF and Return Adjusted EBITDA are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

Non-discretionary capital expenditure

Non-discretionary capital expenditure is non-revenue generating in nature and relates to capital expenditure required to run ordinary course operations, including the delivery of our contracted service level agreements to customers.

It consists primarily of maintenance capital expenditure, as well as routine corporate capital expenditure, being primarily spending on information technology infrastructure.

Recurring Levered Free Cash Flow

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash flows from operating activities, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures. We define Consolidated RLFCF as RLFCF, after taking into account non-controlling interest.

The table below shows our RLFCF reconciliation from the nearest IFRS measure (Cash flows from operating activities) for the three month periods ended March 31, 2022 and 2021:

	3-month period ended
	March 31,	March 31,
	2022	2021
	$'000	$'000

Cash from operations	166,607	201,586
Net movement in working capital	68,951	10,915
Reversal of loss allowance/(loss allowance) on trade receivables	2,468	(12)
Impairment of inventory	(138)	—
Income taxes paid	(16,099)	(4,337)
Revenue withholding tax(a)	(28,144)	(27,850)
Lease and rent payments made	(24,587)	(20,365)
Net interest paid(b)	(50,970)	(63,977)
Business combination transaction costs	8,360	1,235
Listing costs	—	1,121
Other costs(c)	512	2,040
Other non-operating income and expenses	(20)	—
Maintenance capital expenditure(d)	(39,592)	(29,328)
Corporate capital expenditures(e)	(288)	(250)
RLFCF	87,060	70,778

Non controlling interest	(3,019)	(414)
Consolidated RLFCF	84,041	70,364
(a)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation costs. Other costs for the three months ended March 31, 2021 relates to non-recurring professional costs related to financing.
(d)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, power equipment at existing sites and fiber equipment to keep such assets in service.
(e)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

Return Adjusted EBITDA

We believe that it is important to measure the effectiveness of our capital allocation strategy. This allows us to quantify how well we generate income relative to the capital we have invested in our business. We monitor the returns generated from capital we have deployed across the business.

We measure our return on invested capital by looking at Return Adjusted EBITDA for the period, which we define as Adjusted EBITDA further adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and routine capital expenditures, as a function of gross property, plant and equipment, gross intangibles and gross goodwill, as of the end of the period. Management uses this metric in order to measure the effectiveness of our capital allocation strategy, in a manner similar to metrics calculated by peers in the industry. Return Adjusted EBITDA is not a measure defined by IFRS, and other companies may calculate Return Adjusted EBITDA or return on invested capital, differently. As a result, investors should not consider Return Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following is a reconciliation of Return Adjusted EBITDA to the most directly comparable IFRS measure, which is profit/ (loss) for the periods presented:

	3-month period ended
	March 31,	March 31,
	2022	2021
	$'000	$'000

Profit/(loss)	16,916	(29,053)
Adjustments:
Income tax expense	17,180	14,715
Finance costs(a)	192,212	150,374
Finance income(a)	(114,967)	(27,844)
Depreciation and amortization	105,118	89,185
Impairment of withholding tax receivables(b)	14,787	15,091
Business combination transaction costs	8,360	1,235
Impairment of property, plant and equipment and related prepaid land rent(c)	2,183	720
Net loss on sale of assets	167	36
Share-based payment expense(d)	3,574	1,191
Insurance claims(e)	(1,150)	(3,788)
Listing costs	—	1,121
Other costs(f)	512	2,040
Other non-operating income and expenses	(20)	—
Adjusted EBITDA	244,872	215,023
Lease payments made	(24,587)	(20,365)
Amortization of prepaid site rent	1,868	1,862
Revenue withholding tax(b)	(28,144)	(27,850)
Income taxes paid	(16,099)	(4,337)
Maintenance capital expenditures(g)	(39,592)	(29,328)
Corporate capital expenditures(h)	(288)	(250)
Return Adjusted EBITDA	138,030	134,755
Gross property, plant and equipment(i)	3,552,030	2,856,394
Gross intangibles	947,550	814,705
Gross goodwill	1,171,946	695,374
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation costs. Other costs for the three months ended March 31, 2021 relates to non-recurring professional costs related to financing.
(g)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, power equipment at existing sites and fiber equipment to keep such assets in service.
(h)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(i)	Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense, and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers, which are shared by various MNOs and other communication service providers. A portion of Colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services and energy charges is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenues are recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and fiber equipment and right of use assets, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between three and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data.

Other income

Other income include proceeds from insurance claims.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2.5% (2021: 2%)  on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2021, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income over a five-year period.

Results of Operations

The table below shows our consolidated results of operations for the three month periods ended March 31, 2022 and 2021.

	3-Month period ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Revenue	446,132	361,650
Cost of sales	(247,867)	(189,193)
Administrative expenses	(90,562)	(68,041)
Reversal of loss allowance/(loss allowance) on trade receivables	2,468	(12)
Other income	1,170	3,788
Operating profit	111,341	108,192
Finance income	114,967	27,844
Finance costs	(192,212)	(150,374)
Profit/(loss) before income tax	34,096	(14,338)
Income tax expense	(17,180)	(14,715)
Profit/(loss) for the period	16,916	(29,053)

Revenue

Our revenue was $446.1 million for the three month period ended March 31, 2022 compared to $361.7 million for the three month period ended March 31, 2021. Revenue increased by $84.5 million, or 23.4%, which includes organic growth of $77.6 million, or 21.5%. Aggregate inorganic revenue was $19.3 million for the three month period ended March 31, 2022 compared to aggregate inorganic revenue in the three month period ended March 31, 2021 of $8.7 million. Increased revenue from organic growth and the value of inorganic revenue for the period were partially offset by the non-core impact of negative movement in foreign exchange rates of $12.4 million, or 3.4%.

Refer to the revenue component of the segment results section of this operating and financial review for further details.

The net increase in Towers is 4,004 for the three month period ended March 31, 2022, and includes 602 aggregate towers from the Centennial acquisition in Brazil, 162 Towers from the acquisition of a tower portfolio in Rwanda, 193 Towers from the third stage and fourth stage of the Kuwait acquisition, 2,115 towers from the GTS SP5 Acquisition; resulting in total Towers of 33,275 at March 31, 2022. We added 5,410 net new Tenants in the three month period ended March 31, 2022, resulting in total Tenants of 49,643 and a Colocation Rate of 1.49x at March 31, 2022. Of the Tenant additions for the three month period ended March 31, 2022, an aggregate of 705 Tenants were added from the Centennial acquisition in Brazil, 207 Tenants were added from the third stage and fourth stage of the Kuwait acquisition, 283 Tenants were added from the acquisition of a tower portfolio in Rwanda and 2,998 tenants were added from the GTS SP5 Acquisition. In the three month period ended March 31, 2022, we added 8,130 Lease Amendments, resulting in total Lease Amendments of 28,517 at March 31, 2022.

Our net increase in Towers and Tenants for the three month period ended March 31, 2022, includes the impact of the start of a rationalization program agreed with a Key Customer, which resulted in the rationalization of 82 Towers and a total of 106 Tenants. We expect that a further 284 Towers will be rationalized over the coming quarters, as part of this program, which is expected to result in efficiencies for our portfolio.

Cost of Sales

Our cost of sales were $247.9 million for three month ended March 31, 2022 respectively, compared to $189.2 million for the three month ended March 31, 2021.

The table below shows our cost of sales for the three month periods ended March 31, 2022 and 2021:

	3-month period ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Tower repairs and maintenance	21,797	20,202
Power generation	87,556	47,976
Short term site rental	3,009	1,957
Short term other rent	839	1,165
Vehicle maintenance and repairs	457	701
Site regulatory permits	11,032	8,076
Security services	9,392	9,276
Insurance	1,168	1,041
Staff costs	7,283	7,175
Travel costs	408	1,005
Professional fees	1,283	730
Depreciation	93,734	77,954
Amortization	6,438	8,252
Impairment of property, plant and equipment and prepaid land rent	2,183	720
Other	1,288	2,963
	247,867	189,193

The increase in cost of sales of $58.7 million, or 31.0% in the three month period ended March 31, 2022 compared to the three month period ended March 31, 2021, is primarily due to increased costs related to power generation, aggregate depreciation and amortization, site regulatory permits, impairment of property, plant and equipment and prepaid land rent and site rentals. This year-on-year increase is partially offset by decreases in travel costs and other costs.

Power generation increased by $39.6 million in the three month period ended March 31, 2022 compared to the three month period ended March 31, 2021, primarily due to a year-on-year cost increase in our Nigeria segment driven by year-on-year increases in the U.S. Dollar denominated cost of diesel and overall consumption of 87.9% and 18.3% respectively. The year-on-year increase in overall consumption is primarily driven by increased Tenant and Lease Amendments activity.

Aggregate depreciation and amortization increased by $14.0 million for the three month period ended March 31, 2022. This is primarily due to a year-on-year increase in depreciation and amortization for our Latam, Nigeria and MENA segments of $13.2 million, $1.9 million and $0.8 million respectively, due to a higher asset base. This increase was partially offset by a decrease in depreciation and amortization of $1.9 million for our Sub-Saharan Africa segment.

Site regulatory permits, tower repairs and maintenance and site rentals increased in the three month period ended March 31, 2022, compared to the three month period ended March 31, 2021, by $3.0 million, $1.6 million and $1.1 million respectively, primarily due to an increase in tower count.

Impairment of property, plant and equipment and prepaid land rent increased by $1.5 million for the three month period ended March 31, 2022, primarily resulting from a year on year increase of $1.9 million in our Nigeria segment.

Other cost of sales line items decreased in aggregate by $1.9 million in the three month period ended March 31, 2022, compared to the three month period ended March 31, 2021, primarily due to a decrease in costs related to travel and other rental costs.

Administrative Expenses

Our administrative expenses were $90.6 million for the three month period ended March 31, 2022, respectively, compared to $68.0 million for the three month period ended March 31, 2021.

The table below shows our administrative expenses for the three month periods ended March 31, 2022 and 2021:

	3-month period ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Facilities, short term rental and upkeep	8,028	5,639
Depreciation	2,109	2,180
Amortization	2,837	799
Travel costs	2,477	1,835
Staff costs	30,131	23,308
Key management compensation	4,355	1,938
Share‑based payment expense	3,574	1,191
Professional fees	8,320	10,338
Business combination transaction costs	8,360	1,235
Impairment of withholding tax receivables	14,787	15,091
Net loss on disposal of property, plant and equipment	167	36
Operating taxes	203	99
Other	5,214	4,352
	90,562	68,041

Administrative expenses for the three month period ended March 31, 2022 increased by $22.5 million, or 33.1%, which was primarily due to an increase in staff costs, business combinations, rent and facilities costs and other administrative expenses, partially offset by a decrease in professional fees.

Staff cost increased by $6.8 million to $30.1 million charge in the three month period ended March 31, 2022 from $23.3 million in the three month period ended March 31, 2021 due to a combination of increased headcount in Group functions including our shared service center and the impact of acquired operations.

Rent and facilities costs increased by $2.4 million to $8.0 million in the three month period ended March  31, 2021, from $5.6 million in the three month ended March 31, 2021. Travel costs and business combination transaction costs increased year-on-year for the three month period ended March 31, 2022, by $0.7 million and $7.1 million respectively, owing to increased travel and business combination activity in the current year period following easing of Covid-19 restrictions.

Loss Allowance on Trade Receivables

We had a net reversal of the allowance for trade and other receivables of $2.5 million for the three month period ended March 31, 2022, compared to an allowance for trade and other receivables of $0.01 million for the three month period ended March 31, 2021, a year-on-year favorable movement of $2.5 million.

Other Income

Other income decreased by $2.6 million year-on-year, at $1.2 million for the three month period ended March 31, 2022, compared to $3.8 million for the three month period ended March 31, 2021. The year-on-year decrease resulted from a decrease in insurance claim income of $2.6 million.

Net Finance Income/Costs

Our net finance costs were $77.2 million for the three month period compared to $122.5 million for the three month period ended March 31, 2021.

The table below shows our net finance costs for the three month periods ended March 31, 2022 and 2021:

	3-month period ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Interest income—bank deposits	3,128	983
Net foreign exchange gain on derivative instruments—realized	—	26,861
Net foreign exchange gain arising from financing – unrealized	111,839	—
	114,967	27,844

Interest expenses—third party loans	55,111	39,970
Unwinding of discount on decommissioning liability	1,233	885
Interest and finance charges paid/payable for lease liabilities	9,560	7,188
Net foreign exchange loss arising from financing—unrealized	—	38,456
Net foreign exchange loss arising from financing—realized	9,773	16,562
Net foreign exchange loss on derivative instruments—unrealized	2,397	21,488
Fair value loss on embedded options	109,000	21,686
Fair value loss on embedded derivative in revenue contract	—	1,707
Fees on loans and financial derivatives	5,138	2,432
	192,212	150,374
Net finance costs	77,245	122,530

Net finance costs decreased by $45.3 million, or 37.0%, in the three month period ended March 31, 2022 compared to the three month period ended March 31, 2021 primarily due to an increase of $157.1 million in net foreign exchange gain arising from financing, an increase in interest income and favorable fair value movements on embedded derivatives within revenue contracts of $ 2.1 million and $ 1.7 million respectively. The decrease in net finance cost was partially offset by increase in fair valuation loss movements on embedded options within the 2026 Notes, 2027 Notes and 2028 Notes of $87.3 million, an increase net foreign exchange loss non-deliverable currency forwards of $7.7 million, an increase in interest expense of $ 15.1 million, an increase in loan facility fees of $2.7 million and an increase of $2.7 million in aggregate finance charges on leases and decommissioning liability.

The net foreign exchange gain arising from financing was $102.1 million for the three month period ended March 31, 2022, compared to a net foreign exchange loss of $55.0 million in the three month period ended March 31, 2021. The year-on-year increase in net foreign exchange gain of $157.1 million is primarily due to changes in exchange rates, predominantly between the Nigeria Naira and BRL against the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

The year-on-year aggregate increase of $2.7 million in finance charges for lease liabilities and unwinding of discount on decommissioning liabilities for the three months ended March 31, 2022 results primarily from an increase in the number of towers, from acquisitions and from new sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.

Other significant year-on-year increases in net finance costs for the three months period ended March 31, 2022 is a in loss related to the fair valuation on embedded options within the 2026 Notes, 2027 Notes and 2028 Notes of $87.3 million, results primarily from decreases in the market value of the 2026 Notes, 2027 Notes and the 2028 Notes which decreases the value of the call options and an increase in loss of loan facility fees of $2.7 million.

Income Tax Expense/(Benefit)

Our current income tax expense was $29.5 million for the three month period ended March 31, 2022, compared to a current income tax expense of $21.5 million for the three month period ended March 31, 2021.

We had a deferred income tax benefit of $12.3 million for the three month period ended March 31, 2022, compared to deferred income tax benefit of $6.8 million for the three month period ended March 31, 2021.

The table below shows our income tax expense for the three month period ended March 31, 2022 and 2021:

	3 month period ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Current taxes on income	29,469	21,469
Deferred income tax credit	(12,289)	(6,754)
Total tax expense	17,180	14,715

The year-on-year increase in current income tax expense for the three month period ended March 31, 2022 of $8.0 million, is primarily due to increases in current income tax expense in our Sub-Saharan Africa, Nigeria and Latam segment, which increased by $3.9 million, $1.3 million and $0.6 million respectively. The larger income tax expense in our Sub-Saharan Africa segment in the current year period primarily results from significantly lower amounts of allowances and assessed losses available to be applied against taxable income.

The year-on-year increase of $5.5 million in deferred tax benefit, resulting in a deferred tax benefit of $12.3 million for the three month period ended March 31, 2022, compared to a deferred tax benefit of $6.8 million for the three month period ended March 31, 2021, results mainly from a decrease in deferred tax expense in our Nigeria and Sub-Saharan Africa segment of $6.6 million and $2.2 million respectively. The larger deferred tax credit in our Nigeria segment for the prior year results primarily to a reduction in the recognition of deferred tax liabilities, principally as a consequence of a reduction in level of unrealized gains on embedded derivatives.

Profit or loss for the Period

Our profit for the three month period ended March 31, 2022 was $16.9 million compared to a loss of $29.1 million for the three month period ended March 31, 2021, an increase in profit of $46.0 million for the period. This decrease in loss mainly resulted from an increase in revenue and decrease in net finance costs, partially offset by increased cost of sales and increased administrative expenses.

Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of March 31, 2022, we had $778.6 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $508.6 million and availability under the IHS Holding revolving credit facility (see “— Indebtedness” for more information) of $270 million. Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report (“Form 20-F”).

If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our funding and maturity profile. As part of this review, we regularly explore opportunities in the global bond markets to try and ensure that we are well positioned to avail ourselves of any refinancing opportunities, including for our 2027 Notes and our other facilities.

Statements of cash flows

	3 month period ended
	March 31,	March 31,
	2022	2021
	$’000	$’000

Net cash generated from operating activities	148,103	195,395
Net cash used in investing activities	(500,150)	(163,277)
Net cash used in financing activities	(57,887)	(54,319)
Net (decrease)/increase in cash and cash equivalents	(409,934)	(22,201)
Cash and cash equivalents at beginning of year	916,488	585,416
Effect of movements in exchange rates on cash	2,055	(17,819)
Cash and cash equivalents at end of year	508,609	545,396

Net cash generated from operating activities

Net cash generated from operating activities decreased by $47.3 million year-on year in the three month period ended March 31, 2022, to $148.1 million, from $195.4 million in the prior year comparative period. The year-on-year decrease is primarily due to decrease in cash from operations of $35.0 million mainly due to working capital changes and an increase in cash outflows for income tax payment $11.8 million.

Net cash used in investing activities

Net cash used in investing activities increased by $336.9 million, to $500.2 million in the three month period ended March 31, 2022, from $163.3 million in the prior year comparative period, primarily due to an increase in cash consideration paid for business combinations, net of cash acquired of $240.2 million, an increase of aggregate capital expenditures for property, plant and equipment (including advance payments) and intangible assets of $22.8 million and increase of net short term deposit of $70.2 million, partially offset by interest income received of $2.1 million. The year-on-year increase in consideration paid for business acquisitions, net of cash acquired is for the GTS SP5 acquisition. The year-on-year increase in capital expenditures for property, plant and equipment (including advance payments) is described in more detail in the segmental portion below.

Net cash used in/generated from financing activities

Net cash generated from financing activities decreased by $3.6 million, to net cash used in financing activities of $57.9 million in the three month period ended March 31, 2022, compared to net cash used in financing activities of $54.3 million in the prior year comparative period. The year-on-year increase in cash outflow is primarily due to a decrease of $42.5 million cash inflow from aggregate losses paid and deposits made and received on non-deliverable forward derivative instruments and increase of $3.5 million in cash outflows from aggregate payments of lease liability principal and interest, respectively.

The year-on-year increase in cash outflow was partially offset due to an increase in cash inflow of $30.0 million in loans received from third parties net of principal repayments and a decrease in cash outflow of $10.9 million on interest paid to third parties.

Segment Results

Revenue:

Revenue for each of our reportable segments was as follows:

	3 month period ended
	March 31,	March 31,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	320,656	261,253	59,403	22.7%
Sub-Saharan Africa	85,628	83,170	2,458	3.0%
MENA	8,615	6,724	1,891	28.1%
Latam	31,233	10,503	20,730	197.4%
Total revenue	446,132	361,650	84,482	23.4%

Nigeria

Revenue for our Nigeria segment increased by $59.4 million, or 22.7%, to $320.7 million for the three month period ended March 31, 2022, compared to $261.3 million for the three month period ended March 31, 2021. Year-on-year revenue for the three month period ended March 31, 2022 increased organically by $70.5 million, or 27.0%, driven by an increase in escalations, power indexation, and foreign exchange resets. Tenants also increased by 1,062, including Tenants from 244 net new sites, while Lease Amendments increased by 8,311. Aggregate increases of $70.5 million in organic revenue were partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $11.1 million.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $2.5 million, or 3.0%, to $85.6 million for the three month period ended March 31, 2022, compared to $83.2 million for the three month period ended March 31, 2021. Revenue increased organically by $3.0 million, or 3.6%, driven by escalations, new sites, and colocation of key customers. There has also been a net decrease in Tenants of 210, which includes the impact of net Churn of 813 Tenants not relating to Key Customers, of which 383 was churned in 3Q 2021 and 420 was churned in 4Q 2021. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $1.4 million from the acquisition of a tower portfolio in Rwanda in April 2021 that added 162 towers and 283 Tenants. Revenue in the period was partially offset by the year-on-year negative impact of movements in foreign exchange rates of $1.9 million or 2.3%.

MENA

Revenue for our MENA segment increased by $1.9 million, or 28.1%, to $8.6 million for the three month period ended March 31, 2022, compared to $6.7 million for the three month period ended March 31, 2021. The number of towers in our MENA segment increased by 262, 193 of which are related to closing the third and fourth phases of the Kuwait acquisition in April and October 2021, respectively, 70 towers related to new sites constructed in the period and 1 churned in 1Q 2022. Revenue in our MENA segment for the three month period ended March 31, 2022, increased organically by $0.7 million or 10.7%, and grew inorganically in the period by $1.2 million, or 11.2%.

Latam

Revenue for our Latam segment increased by $20.7 million, or 197.4%, to $31.2 million for the three month period ended March 31, 2022, compared to $10.5 million for the three month period ended March 31, 2021. Revenue increased organically by $3.5 million, or 33.0%, driven by a net increase in Tenants of 579 and from increases through contractual CPI reset mechanisms. Revenue for our Latam segment grew inorganically in the period by $16.7 million, or 159.4%, which primarily includes the impact of 602 Towers and 705 Tenants added through the Centennial acquisition in Brazil and 2,115 Towers and 2,998 Tenants added through the GTS SP5 acquisition, which closed on March 17, 2022, as well as revenue from our fiber business, I-Systems. Revenue also increased by $0.5 million, or 5.0% as a result of the positive impact of movements in foreign exchange rates.

Segment Adjusted EBITDA:

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	3 month period ended
	March 31,	March 31,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	203,019	179,923	23,096	12.8%
Sub-Saharan Africa	46,999	48,619	(1,620)	(3.3)%
MENA	3,618	3,057	561	18.3%
Latam	22,113	7,470	14,643	196.0%
Other	(30,877)	(24,046)	(6,831)	(28.4)%
Total Segment Adjusted EBITDA	244,872	215,023	29,849	13.9%

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $203.0 million for the three month period ended March 31, 2022 compared to $179.9 million for the three month period ended March 31, 2021, an increase of $23.1 million, or 12.8%. The year-on-year increase is primarily due to an increase of $59.4 million of aggregate revenue and a $1.0 million decrease in administrative expenses included within Segment Adjusted EBITDA for the three month period ended March 31, 2022. This was offset by an increase in power generation cost of sales of $38.2 million and an increase in the cost of regulatory permits of $2.1 million.

Sub-Saharan Africa

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $47.0 million for the three month period ended March 31, 2022 compared to $48.6 million for the three month period ended March 31, 2021, a decrease of $1.6 million. The decrease is primarily due to an increase in power generation and cost of regulatory permits of $0.9 million and $0.8 million respectively, alongside an increase of administrative expenses included within Segment Adjusted EBITDA of $1.8 million, offset by an increase in aggregate revenue of $2.5 million.

MENA

Segment Adjusted EBITDA for our MENA segment was $3.6 million for the three month period ended March 31, 2022 compared to $3.1 million for the three month period ended March 31, 2021, an increase of $0.6 million, or 18.3%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $0.7 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $0.6 million.

Latam

Segment Adjusted EBITDA for our Latam segment was $22.1 million for the three month period ended March 31, 2022 compared to $7.5 million for the three month period ended March 31, 2021, an increase of $14.6 million, or 196%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $2.8 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $3.2 million mainly as a result of an increase in tower repairs and maintenance and site rental.

Capital Expenditure:

Capital expenditure for each of our reportable segments was as follows:

	3 month period ended
	March 31,	March 31,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	80,322	82,305	(1,983)	(2.4)%
Sub-Saharan Africa	12,802	3,813	8,989	235.7%
MENA	2,405	254	2,151	846.9%
Latam	21,093	7,456	13,637	182.9%
Other	381	395	(14)	(3.5)%
Total capital expenditure	117,003	94,223	22,780	24.2%

Nigeria

Capital expenditure for our Nigeria segment was $80.3 million for the three month period ended March 31, 2022 compared to $82.3 million for the three month period ended March 31, 2021, a decrease of $2.0 million, or 2.4%. The decrease in capital expenditure mainly related to decrease in fiber business capital expenditure and new site capital expenditure of $11.8 million and $13.9 million respectively. The overall decrease in capital expenditure is partially offset by increases in other capital expenditure, maintenance capital expenditure, augmentation capital expenditure of $15.7 million, $4.4 million and $1.9 million respectively.

Sub-Saharan Africa

Capital expenditure for our Sub-Saharan Africa segment was $12.8 million for the three month period ended March 31, 2022 compared to $3.8 million for the three month period ended March 31, 2021, an increase of $9.0 million, or 235.7%. The year-on-year increase is primarily due to an increase in other capital expenditure and maintenance capital expenditure of $2.7 million and $2.4 million respectively, and an increase in new site capital expenditure of $3.7 million of which $2.7 million relates to Zambia and $1.0 million to Rwanda.

MENA

Capital expenditure for our MENA segment was $2.4 million for the three month period ended March 31, 2022 compared to $0.3 million for the three month period ended March 31, 2021, an increase of $2.2 million, or 846.9%. The increase is primarily due to an increases in new site capital expenditure in Kuwait and other capital expenditure of $0.9 million and $1.0 million respectively for the three month period ended March 31, 2022.

Latam

Capital expenditure for our Latam segment was $21.1 million for the three month period ended March 31, 2022 compared to $7.5 million for the three month period ended March 31, 2021, an increase of $13.6 million, or 182.9%. The increase is primarily due to the deal with TIM S.A to acquire a controlling interest in FiberCo Soluções de Infraestrutura S.A. (“I-Systems”) on November 16, 2021 which led to fiber business capital expenditure of $12.1 million and maintenance capital expenditure increased by $3.5 million, offset by a net decrease in new sites capital expenditure of $2.9 million.

Contractual obligations and commitments

There have been no material changes to our contractual obligations from those described in the 20-F.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2022.

IHS Holding Revolving Credit Facility

IHS Holding Limited entered into an amendment and restatement agreement dated June 2, 2021 with Citibank Europe Plc, UK Branch as facility agent, or the RCF Amendment and Restatement Agreement, which amended and restated the $225 million revolving credit facility agreement dated March 30, 2020, or the Original IHS Holding Revolving Credit Facility and, as amended and restated under the RCF Amendment and Restatement Agreement, the Restated IHS Holding Revolving Credit Facility, between, amongst others, IHS Holding Limited, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders. The Restated IHS Holding Revolving Credit Facility was amended and restated to align with the proposed amendments to the indenture governing the IHS Netherlands Holdco B.V. Notes, as set forth in a consent solicitation statement dated June 14, 2021.

The commitments under the Restated IHS Holding Revolving Credit Facility were subsequently increased to $270 million, pursuant to an increase confirmation entered into by IHS Holding Limited and RMB International (Mauritius Limited) on July 23, 2021, and a further increase confirmation between IHS Holding Limited and the Royal Bank of Canada that became effective on October 14, 2021.

The Restated IHS Holding Revolving Credit Facility was further amended pursuant to an amendment letter dated September 29, 2021, which amended certain terms to align with the amendments made to the Senior Credit Facilities pursuant to the Senior Credit Facilities Amendment and Restatement Agreement (in each case as defined below).

The Restated IHS Holding Revolving Credit Facility is denominated in U.S. dollars and is governed by English law. Each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria are guarantors under the Restated IHS Holding Revolving Credit Facility.

The interest rate per annum applicable to loans made under the Restated IHS Holding Revolving Credit Facility is, prior to a rate switch date, equal to LIBOR plus a margin of 3.00% per annum and, after a rate switch date is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, fees for utilization and fees to the agents.

Funds borrowed under the Restated IHS Holding Revolving Credit Facility can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the Restated IHS Holding Revolving Credit Facility by giving three business days’ prior notice (or, in relation to a compounded rate loan, on five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Restated IHS Holding Revolving Credit Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Revolving Credit Facility; and (ii) upon the occurrence of a change of control as defined in the credit agreement governing the Restated IHS Holding Revolving Credit Facility.

The credit agreement governing the Restated IHS Holding Revolving Credit Facility contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the Restated IHS Holding Revolving Credit Facility contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Restated IHS Holding Revolving Credit Facility will terminate in March 2023 unless further extended in accordance with its terms for successive 12 month periods up to and including March 2025.

As of March 31, 2022, the Restated IHS Holding Revolving Credit Facility was undrawn and had $270 million in available borrowing capacity, which could be increased to up to $300 million.

IHS Holding Bridge Facility

IHS Holding Limited entered into a $500 million bridge facility agreement dated August 10, 2021, or the IHS Holding Bridge Facility, between, amongst others, IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers and original lenders, Standard Chartered Bank, as facility agent and the financial institutions. The IHS Holding Bridge Facility is denominated in U.S. dollars and is governed by English law. Funds borrowed under the IHS Holding Bridge Facility can be applied only toward certain acquisitions listed therein.

The IHS Holding Bridge Facility will terminate 12 months from the signing date of the IHS Holding Bridge Facility (being August 10, 2021), unless extended for a period of six months after the original termination date on the request of IHS Holding Limited.

The IHS Holding Bridge Facility was amended pursuant to an amendment letter dated September 29, 2021, which amended certain terms to align with the corresponding terms of the Restated Senior Credit Facilities pursuant to the Senior Credit Facilities Amendment and Restatement Agreement (in each case as defined below).

The interest rate per annum applicable to loans made under the IHS Holding Bridge Facility is equal to LIBOR plus a margin of 3.50% per annum increasing by 0.50% every three months for a period of 18 months up to a maximum of 6.00% per annum and, after a rate switch date, is equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent.

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the IHS Holding Bridge Facility by giving three business days’ prior notice or on five RFR Banking Days’ notice following the replacement of USD LIBOR in accordance with the terms of the IHS Holding Bridge Facility, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding Bridge Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Bridge Facility; (ii) upon the occurrence of a change of control and (iii) disposal proceeds, acquisition claims and takeout financing and equity issuance proceeds as defined in the credit agreement governing the IHS Holding Bridge Facility.

The credit agreement governing the IHS Holding Bridge Facility contains customary information, undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The IHS Holding Bridge Facility includes an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the IHS Holding Bridge Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of March 31, 2022, the IHS Holding Bridge Facility was undrawn and had $500 million in available borrowing capacity.

IHS Netherlands Holdco B.V. Notes

On September 18, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025 (the “2025 Notes”), and $800 million of 8.0% Senior Notes due 2027 (the “2027 Notes”, and, together with the 2025 Notes, the “IHS Netherlands Holdco B.V. Notes”).

On July 31, 2020, IHS Netherlands Holdco B.V. issued an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes, resulting in an aggregate principal amount of $510 million of 2025 Notes and $940 million of 2027 Notes., guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. The issuance of the IHS Netherlands Holdco B.V. Notes was part of a refinancing transaction (that also included the Senior Credit Facilities, as described below). The 2025 notes were subsequently redeemed upon the successful issuance by IHS Holding of $500 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500 million 6.250% Senior Notes due 2028 (the “2028 Notes” together with the 2026 notes, the “IHS Holding Limited Notes”).

On June 14, 2021, IHS Netherlands Holdco B.V. announced that it had commenced a consent solicitation in respect of all of its outstanding IHS Netherlands Holdco B.V. Notes, soliciting consents to proposed amendments to the indenture governing the IHS Netherlands Holdco B.V. Notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (other than any unrestricted subsidiaries), which would then be subject to the covenants and events of default under the indenture governing the IHS Netherlands Holdco B.V. Notes (as amended). The proposed amendments also included certain other consequential changes to the negative covenants and restrictions in the indenture governing the IHS Netherlands Holdco B.V. Notes resulting from the larger group structure. On June 17, 2021, IHS Netherlands Holdco B.V. announced that it had obtained the consents from holders of a majority in aggregate principal amount of its outstanding IHS Netherlands Holdco B.V. Notes to effect the proposed amendments and announced on June 22, 2021, that the amendments to the indenture governing the IHS Netherlands Holdco B.V. Notes had become operative.

The 2027 Notes mature on September 18, 2027. The 2027 Notes pay interest semi-annually and the principal is repayable in full on maturity. At any time prior to September 18, 2022, IHS Netherlands Holdco B.V. may redeem up to 40% of the 2027 Notes at a redemption price equal to 108.000% of the principal amount of the 2027 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of 2027 Notes remains outstanding immediately after each such redemption. In addition, IHS Netherlands Holdco B.V. may redeem all or a part of the 2027 Notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium. On or after September 18, 2022, 2023 or 2024, IHS Netherlands Holdco B.V. may redeem all or a part of the 2027 Notes at 104.000%, 102.000% and 100.000%, respectively.

The indenture governing the IHS Netherlands Holdco B.V. Notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates. Additionally, the indenture provides the flexibility to substitute IHS Holding Limited, or any parent holding company of IHS Netherlands Holdco B.V., as the issuer of the IHS Netherlands Holdco B.V. Notes upon a qualifying initial public offering, subject to certain conditions.

IHS Holding Limited Notes

On November 29, 2021, IHS Holding Limited issued the IHS Holding Limited Notes, which are guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited.

At any time prior to November 29, 2023 for the 2026 Notes and November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes at a redemption price equal to 105.625% of the principal amount of the 2026 Notes and 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of IHS Holding Limited Notes remains outstanding immediately after each such redemption. In addition, IHS Holding Limited may redeem all or a part of the IHS Holding Limited Notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, IHS Holding Limited may redeem all or a part of the 2026 Notes at 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, IHS Holding Limited may redeem all or a part of the 2028 Notes at 103.1250%, 101.5625% and 100.0000%, respectively.

The indenture governing the IHS Holding Limited Notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates

We used the proceeds of the issuance of the IHS Holding Limited Notes to redeem the entire principal amount of the 2025 Notes including any accrued and unpaid interest, pay the redemption premium for the 2025 Notes and fees and expenses related to the offering of the IHS Holding Limited Notes, and for general corporate purposes. The IHS Holding Limited Notes pay interest semi-annually and the principal is repayable in full on maturity.

Senior Credit Facilities

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an amendment and restatement agreement dated September 29, 2021 with Ecobank Nigeria Limited as agent, or the Senior Credit Facilities Amendment and Restatement Agreement, which amended and restated the facilities agreement dated September 3, 2019, or the Original Senior Credit Facilities, and, as amended and restated under the Senior Credit Facilities Amendment and Restatement Agreement, the Restated Senior Credit Facilities, between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders. The Restated Senior Credit Facilities was amended and restated to align with the amendments to the indenture governing the 2027 Notes (as defined above) issued by IHS Netherlands Holdco B.V., as set forth in a consent solicitation statement dated June 14, 2021, and to add IHS Holding Limited as a guarantor. The Restated Senior Credit Facilities were entered into as part of a wider refinancing exercise (that also included the issuance of the IHS Netherlands Holdco B.V. Notes, as described above) of our Nigeria group debt. The Restated Senior Credit Facilities are governed by English law. The Restated Senior Credit Facilities also include customary negative and financial covenants that limit certain activities of IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. This facility was fully drawn down in 2019.

The interest rate per annum applicable to loans made under the Restated Senior Credit Facilities is equal to: (a) in relation to the U.S. dollar facility, prior to a rate switch date, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50)% or decreased subject to certain tests, including the relevant leverage ratio of the IHS Holding Limited group) and, after a rate switch date for U.S. dollars, is equal to a compounded reference rate based on SOFR (calculated on a five day RFR banking day lookback) and a credit adjustment spread plus the margin; and (b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including fees for undrawn commitments, management fees, participation fees and fees to the agent.

The U.S. dollar facility had an original principal amount of $110.0 million, and the Naira facility had an original principal amount of ₦141.3 billion (approximately $339 million).

Funds borrowed under the Restated Senior Credit Facilities were to be applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

Each facility under the Restated Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Restated Senior Credit Facilities will be repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments under the Restated Senior Credit Facilities by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Restated Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

IHS Côte d’Ivoire S.A. Facility

On June 30, 2015, IHS Côte d’Ivoire S.A. entered into a credit agreement with Citibank Côte d’Ivoire, Ecobank Côte d’Ivoire, Société Genérale de Banques en Côte d’Ivoire, The Standard Bank of South Africa Limited and Standard Chartered Bank, as amended and restated on August 11, 2017, split into one tranche with a total commitment of €52 million (approximately $58 million), or the IHS Côte d’Ivoire Euro Tranche, and one tranche with a total commitment of XOF 44.6 billion (approximately $76 million), or the IHS Côte d’Ivoire XOF Tranche, collectively the IHS Côte d’Ivoire S.A. Facility. The IHS Cote d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The IHS Côte d’Ivoire Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR, (subject to a zero floor), and the IHS Côte d’Ivoire XOF Tranche was issued at an interest rate of 6%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Côte d’Ivoire S.A. Facility. The IHS Côte d’Ivoire S.A. Facility will expire in August 2022. This facility was fully drawn down in 2017.

IHS Zambia Limited Facility

On December 23, 2020, IHS Zambia Limited entered into a common terms agreement with the International Finance Corporation and Standard Chartered Bank, with a total commitment of $95.0 million, or the IHS Zambia Limited Facility, split into two different facilities, the first facility for an aggregate commitment representing $75.0 million, or the IFC Facility, and the second facility for an aggregate commitment representing $20.0 million, or the SCB Facility. The IHS Zambia Limited Facility was amended and restated on February 13, 2021.

The IHS Zambia Limited Facility is guaranteed by IHS Holding Limited. As of March 4, 2021, the IHS Zambia Limited Facility was fully utilized. The IHS Zambia Limited Facility was issued at an interest rate of 5.0% plus LIBOR (subject to a zero floor). The IHS Zambia Limited Facility contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Zambia Limited Facility. The respective facilities comprising the IHS Zambia Limited Facility will expire in December 2027.

IHS Kuwait Facility

On April 19, 2020, IHS Kuwait Limited entered into a credit agreement with Al Ahli Bank of Kuwait K.S.C.P and Mashreq Bank PSC, Kuwait Branch, with a total commitment of KWD equivalent of $85 million, or the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility was issued at an interest rate of 2.00% plus 3 Month KIBOR. The IHS Kuwait Limited Facility contains customary information and negative covenants and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the credit agreement, each as defined in the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility will expire in April 2029. As at March 31, 2022, KWD21 million (approximately $68 million) of this facility was drawn down. The proceeds of the drawdown were used to reduce the cash funded investment in the acquisition by IHS, which was funded entirely with cash at the initial closing, as well as for general corporate purposes.

CSS Facilities

On February 5, 2020, IHS Brasil — Cessão De Infraestruturas S.A. (previously known as Cell Site Solutions — Cessão de Infraestruturas S.A.) entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 170 million (approximately $30.5 million), or the Itau Cell Site Solutions — Cessão de Infraestruturas S.A. Facility, or Itaú CSS Facility. On June 10, 2020, IHS Brasil — Cessão de Infraestruturas S.A. extended the termination date with Itau Unibanco S.A., with the total commitment of BRL 170 million (approximately $30.5 million) remaining unchanged. The Itaú CSS Facility was issued at an interest rate of 3.85% plus CDI. The Itaú CSS Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú CSS Facility expired in June 2021. This facility was fully drawn down in February 2020, and fully repaid in May 2021.

On May 30, 2019, IHS Brasil — Cessão de Infraestruturas S.A. entered into a credit agreement with Banco Safra S.A., with a total commitment of BRL 30 million (approximately $5.4 million), or the Safra Cell Site Solutions — Cessão de Infraestruturas S.A. Facility, or the Safra CSS Facility.

On May 30, 2020, IHS Brasil — Cessão de Infraestruturas S.A. extended the termination date with Banco Safra S.A., with the total commitments of BRL 30 million (approximately $5.4 million) remaining unchanged. The Safra CSS Facility was issued at an interest rate of 3.85% plus CDI. The Safra CSS Facility contains restrictions on dividends, intercompany loans and capital reductions. The Safra CSS Facility was fully drawn down in May 2019, and fully repaid in May 2021.

IHS Brasil Participacoes Ltda Facilities

On May 21, 2021, IHS Brasil Participacoes Ltda entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 300 million (approximately $54 million), which we refer to as the Itaú IHS Brasil Participacoes Limitada Facility. The Itaú IHS Brasil Participacoes Limitada Facility is guaranteed by IHS Brasil Cessão de Infraestruturas S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Itaú IHS Brasil Participacoes Limitada Facility was issued at an interest rate of 3.65% plus CDI. The Itaú IHS Brasil Participacoes Limitada Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú IHS Brasil Participacoes Limitada Facility will expire in May 2029. This facility was fully drawn down in May 2021. In December 2021, the Itaú IHS Brasil Participacoes Limitada Facility was assigned to IHS Brasil - Cessão de Infraestruturas S.A. following an internal corporate reorganisation, pursuant to which IHS Brasil Participacoes Ltda and Skysites Holding S.A. merged into IHS Brasil - Cessão de Infraestruturas S.A. (the surviving entity).

On June 28, 2021, IHS Brasil Participacoes Ltda entered into a credit agreement with Banco do Brasil S.A., with a total commitment of BRL 100 million (approximately $18 million), which we refer to as the Banco do Brasil IHS Brasil Participacoes Ltda Facility. The Banco do Brasil IHS Brasil Participacoes Ltda Facility is guaranteed by IHS Brasil — Cessão de Infraestruturas S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Banco do Brasil IHS Brasil Participacoes Ltda Facility was issued at an interest rate of 3.65% plus CDI. The Banco do Brasil IHS Brasil Participacoes Ltda Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Banco do Brasil IHS Brasil Participacoes Ltda Facility will expire in May 2029. This facility was fully drawn down in June 2021. In December 2021, the Itaú IHS Brasil Participacoes Limitada Facility was assigned to IHS Brasil - Cessão de Infraestruturas S.A. following an internal corporate reroganisation, pursuant to which IHS Brasil Participacoes Ltda and Skysites Holding S.A. merged into IHS Brasil - Cessão de Infraestruturas S.A. (the surviving entity).

Letter of Credit Facilities

On March 31, 2022, IHS Nigeria Limited enter into a Letter of Credit for ₦8.7 billion ($ 20.9 million) with a maturity date in March 2023 and ₦ 244 million ($ 0.6 million) with a maturity date in May 2023 in order to obtain future diesel purchases. These letters of credit have an interest rate of 6% charged annually that are paid on redemption of the facility.

On March 24, 2022, INT Towers Limited enter into a Letter of Credit for ₦2.5 billion ($ 9.0 million) with a maturity date in September 2022 in order to obtain future diesel purchases. This letter of credit has an interest rate of 9.3% charged annually that are paid on redemption of the facility.

In addition, a further two letters of credit were obtained, the first on March 21, 2022, for ₦1.0 billion ($ 2.5 million) and the second on March 31, 2022, for ₦8.4 billion ($ 20.1 million). Both letters of credit will mature in March 2023 and bear interest at a rate of 6% paid at redemption of the facility.

On March 31, 2022, Global Independent Connect Limited utilised a further $1.3 million on their existing letter of credit. The terms of this facility have not changed since inception.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies and significant judgments and estimates

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report (“Form 20-F") and the notes to the audited financial statements in our Annual Report (“Form 20-F"). There were no material changes to our critical accounting policies and estimates from those discussed in our Annual Report (“Form 20-F").

Refer to Note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see Note 2 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.

Recent accounting pronouncements

New standards and interpretations not yet adopted are also disclosed in Note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS Holding Limited

Date: May 17, 2022	By:	/s/ Steve Howden

	Name:	Steve Howden

	Title:	Executive Vice President and Chief Financial Officer